UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person**

   Fleck               Philip        B.

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    (Last)            (First)    (Middle)

   2400 Bernville Road

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(Street)

    Reading    PA   19605

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   (City)  (State)   (Zip)

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2. Issuer Name and Ticker or Trading Symbol

Arrow International, Inc. (ARRO)

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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

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4. Statement for Month/Year

04/02

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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

[] Director [ ] 10% Owner

[X] Officer (give title below) [ ] Other (specify below)

President and Chief Operating Officer

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7. Individual or Joint/Group Filing (Check Applicable Line)

[ X ] Form filed by One Reporting Person

[ ] Form filed by More than One Reporting Person

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Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title of Security (Instr. 3)	2.Trans- action Date (mm/dd/yy)	3.Trans- action Code (Instr. 8)		4.Securities Acquired (A) or disposed of (D)(Instr. 3 and 4)			5.Amount of Securities Beneficially Owned at End of Month(Instr.3 and 4)	6.Ownership Form: Direct (D) or Indirect (I)(Instr.4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	4/02/02	S		500	D	46.25	177,477(1)	D
Common Stock	4/03/02	S		1,900	D	45.50	177,477(1)	D
Common Stock	4/03/02	S		400	D	45.55	177,477(1)	D
Common Stock							10,000	I	By wife (2)

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction

4(b)(v).

FORM 4 (continued)

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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

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1.Title of Derivative Security (Instr. 3)	2.Conversion or Exercise Price of Derivative Security	3.Trans- action Date Month/Day Year	4.Trans- action Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or (D) Disposed of Instr. 3,4,5		6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities
			Code	V	(A)	(D)	Date Exer- cisable*	Expir- ation Date	Title	Amount or num- ber of Shares

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8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

(1)Includes (a) an aggregate of 155,000 shares of Common Stock issuable upon exercise of vested options and options not presently exercisable and (b) 10 shares contributed by the Company to the reporting person's account under the Company's 401(k) Plan since the reporting person's last Form 4 was filed.

(2)The reporting person disclaims beneficial ownership of these securities.

/s/Philip B. Fleck	May 8, 2002
** Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedures.

Alternatively, this Form is permitted to be submitted to the

Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.